SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED JUNE 30, 2007,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to                     .
Commission file number 001-00434
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Stock Purchase Plan (Japan), 17, Koyo-cho Naka 1-chome, Higashinada-ku Kobe, Hyogo 658-0032, Japan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202
REQUIRED INFORMATION

Item 1.	Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)
Statements of Net Assets Available for Benefits as of
June 30, 2007 and 2006, Statements of Changes in
Net Assets Available for Benefits for the Years Ended
June 30, 2007, 2006 and 2005 and
Report of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Employee Stock Purchase Plan (Japan)
We have audited the accompanying statements of net assets available for benefits of the Employee Stock Purchase Plan (Japan) (the “Plan”) as of June 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended June 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and 2006 and the changes in net assets available for benefits for the years ended June 30, 2007, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 7. The translation of the financial statement amounts into U.S. dollars has been made solely for the convenience of the readers of the financial statements.

Manabat Delgado Amper & Co.
Makati City, Philippines
August 31, 2007

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2007 and 2006

	Japanese Yen		U.S. Dollars
	2007	2006	2007

ASSETS, At fair value:

Cash	¥204,797	¥237,049	$1,659
The Procter & Gamble Company common stock 2007: 1,532,696 shares, cost ¥8.1 billion ($66 million) ; 2006: 1,468,807 shares, cost ¥7.2 billion ($63 million)	11,560,021,467	9,411,151,718	93,664,086

Total assets	11,560,226,264	9,411,388,767	93,665,745

NET ASSETS AVAILABLE FOR BENEFITS	¥11,560,226,264	¥9,411,388,767	$93,665,745

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended June 30, 2007, 2006, and 2005

	Japanese Yen			U.S. Dollars
	2007	2006	2005	2007

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	¥1,649,630,982	¥757,913,890	(¥106,429,414)	$13,365,994
Dividend income	184,010,717	141,414,388	87,568,307	1,490,931
Total investment income (loss)	1,833,641,699	899,328,278	(18,861,107)	14,856,925

Contributions by P&G Japan K.K. and P&G Max Factor G.K.	246,087,000	232,341,000	210,436,400	1,993,899
Participant contributions	1,311,160,346	1,241,486,000	1,122,154,000	10,623,565

Total additions	3,390,889,045	2,373,155,278	1,313,729,293	27,474,389

DEDUCTIONS:
Distributions and withdrawals to participants	(1,238,665,689)	(823,410,881)	(699,065,052)	(10,036,183)
Bank and administrative charges	(3,385,859)	(2,325,382)	(2,460,109)	(27,434)
Total deductions	(1,242,051,548)	(825,736,263)	(701,525,161)	(10,063,617)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,148,837,497	1,547,419,015	612,204,132	17,410,772

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,411,388,767	7,863,969,752	7,251,765,620	76,254,973

End of year	¥11,560,226,264	¥9,411,388,767	¥7,863,969,752	$93,665,745

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

NOTES TO FINANCIAL STATEMENTS
For the Years Ended June 30, 2007, 2006, and 2005
1.   PLAN DESCRIPTION
The following brief description of the Employee Stock Purchase Plan (Japan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.
General — Prior to April 1, 2001, the Plan included the Employee’s Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, established May 1986, and the Employee’s Shareholding Association of Max Factor K.K., established January 1994, for employees and executives of Procter & Gamble Far East, Inc., Japan Branch and Max Factor K.K (collectively the “Companies”) as a union under the provisions of Article 667 paragraph 1 of the Japanese Civil Law. Effective April 1, 2001, the Employee’s Shareholding Association of Max Factor K.K. was merged with the Employee’s Shareholding Association of Procter & Gamble Far East, Inc., Japan Branch, to create the Employees’ Shareholding Association of P&G Group. Employees of Procter & Gamble Far East, Inc., Japan Branch were transferred to Procter & Gamble Japan K.K. effective June 30, 2006 while employees of Max Factor K.K. were transferred to Procter & Gamble Max Factor G.K. effective February 1, 2007. The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of the common stock of The Procter & Gamble Company (the “Stock”), the Companies’ parent company. The Plan is administered by IBM Business Services (IBM) as subcontractor for employee services. Daiwa Securities SMBC Co., Ltd. serves as record keeper for the Plan.
Contributions — Participants may contribute a portion of their base pay in units of 1,000 yen, up to 100 units monthly, and three times the monthly base pay contributions limit from bonus pay. The Companies match 20% of participants’ contributions up to 30 units monthly (90 units of bonus pay contributions). Effective January 1, 2005, general office employees may contribute a portion of their base pay up to 150 units monthly and the Companies match 20% of those employees’ contributions up to 45 units. All contributions are invested in Stock.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contributions and (b) realized earnings of the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Participants are only permitted to invest in Stock. Any dividends on shares of Stock are invested in additional shares of Stock.
Vesting — Participants are immediately vested in their contributions, the Companies’ matching contributions and realized earnings.

Withdrawal — Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition — The Plan’s investment in Stock is valued at fair value, which is based on the closing price on an established security exchange. Dividends on Stock are recognized when earned and are allocated to each participant’s account by the Plan’s record keeper.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Expenses of the Plan — Investment management expenses are paid by the Companies.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with Stock, it is reasonably possible that changes in the value of Stock will occur in the near term and that such changes could materially affect the amount reported in the financial statements.
Cash — Amounts shown as cash are uninvested funds held by the Plan that are to be invested in Stock in the following month.
3.   DISTRIBUTIONS PAYABLE
These are no distributions payable to participants who have elected to withdraw from the Plan at June 30, 2007 and 2006.
4.   TAX STATUS
The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Companies’ contributions and administrative charges paid by the Companies’ on behalf of participants in the Plan are taxable to the participants.

5.   RELATED PARTY TRANSACTIONS
At June 30, 2007 and 2006, the Plan held 1,532,696 and 1,468,807 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of ¥8.1 billion and ¥7.2 billion were held by the Plan, respectively. During the years ended June 30, 2007, 2006 and 2005, the Plan recorded dividend income of ¥184,010,717, ¥141,414,388, and ¥87,568,307, respectively.
6.   PLAN TERMINATION
Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.
7.   U.S. DOLLAR AMOUNTS
U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts have been, could have been or could in the future be, converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥123.42 = US$1, the approximate current rate at June 30, 2007, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying statements of net assets available for benefits and changes in net assets available for benefits.
*  *  *

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized on September 25, 2007.
EMPLOYEE STOCK PURCHASE PLAN (JAPAN)

By:	P&G GROUP EMPLOYEE’S SHAREHOLDING ASSOCIATION

/s/ Cecilia Ueda

Cecilia Ueda Chairman

EXHIBIT INDEX

Exhibit No.

23	Consent of Manabat Delgado Amper & Co.